Exhibit 12.c

Dominion Gas Holdings LLC

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December, 31
	2014	2013	2012	2011	2010

Earnings, as defined:

Income from continuing operations before income taxes	$846	$762	$747	$549	$1,601

Distributed income from unconsolidated investees, less equity in earnings	(1)	(2)	2	2	(4)

Fixed charges included in income	39	43	65	64	76

Total earnings, as defined	$884	$803	$814	$615	$1,673

Fixed charges, as defined:

Interest charges	$28	$30	$51	$51	$65

Rental interest factor	11	13	14	13	11

Total fixed charges, as defined	$39	$43	$65	$64	$76

Ratio of Earnings to Fixed Charges	22.67	18.67	12.52	9.61	22.01